UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ferrari N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N3167Y 103

(CUSIP Number)

Carlo Daneo

Via Abetone Inferiore n. 4

I-41053 Maranello (MO)

Italy

Telephone: +39 0536 949111

With a copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

December 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N3167Y 103

1	Name of Reporting Persons Exor N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44,435,280[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 44,435,280
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,329,575[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 34.79%[3]
14	Type of Reporting Person (See Instructions) HC, CO

1

Each of Exor N.V. (“Exor”), as successor to Exor S.p.A., and Trust Piero Ferrari participate in the loyalty voting program of Ferrari N.V. (“Ferrari” or the “Issuer”), which enables qualifying common shareholders to hold one special voting share for each common share they hold. Each special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated common share. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated common share. As a consequence of participating in the loyalty voting program, Exor beneficially owns, in addition to the common shares indicated above, 44,435,280 special voting shares of Ferrari. As noted below, Trust Piero Ferrari has the bare ownership of 18,892,160 special voting shares of Ferrari, of which Piero Ferrari has usufruct; such usufruct includes the voting rights of the special voting shares.

2

Includes (i) 44,435,280 Ferrari common shares owned by Exor and (ii) 18,894,295 Ferrari common shares of which Trust Piero Ferrari has bare ownership and Piero Ferrari has usufruct. Exor, Piero Ferrari and Trust Piero Ferrari are party to a Shareholders’ Agreement the terms of which are described in Item 6.

3

This percentage does not take into account voting rights arising from the Issuer’s loyalty voting program in which certain shareholders are eligible to hold one special voting share for each qualifying common share held. Taking into account Exor’s ownership of special voting shares described in footnote 1 above, Exor’s voting power in the Issuer is approximately 36.22%, Piero Ferrari’s voting power in the Issuer is approximately 15.40% and in aggregate their voting power in Ferrari is approximately 51.62%. These percentages are calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the Reporting Persons to (ii) the total number of outstanding common shares and outstanding special voting shares of Ferrari.

CUSIP No. N3167Y 103

1	Name of Reporting Persons Piero Ferrari
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,894,295[4]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,329,575[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 34.79%[3]
14	Type of Reporting Person (See Instructions) IN

4

Includes 18,894,295 common shares of Ferrari of which Mr. Ferrari has usufruct. In addition to the common shares indicated above, Mr. Ferrari also has sole voting power over 18,892,160 special voting shares of Ferrari of which he has usufruct. As described below, Trust Piero Ferrari has the bare ownership of such common shares and special voting shares; bare ownership of the shares does not include the voting rights of such shares.

CUSIP No. N3167Y 103

1	Name of Reporting Persons Trust Piero Ferrari
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,894,295[5]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,329,575[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 34.79%[3]
14	Type of Reporting Person (See Instructions) OO

5

18,894,295 common shares of Ferrari of which Trust Piero Ferrari has bare ownership. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari. As indicated above, Piero Ferrari has usufruct of such common shares and special voting shares. Enzo Mattioli Ferrari serves as trustee and Franco Ravanetti serves as guardian of Trust Piero Ferrari, and therefore may be deemed to have shared dispositive power as trustee and guardian, respectively.

CUSIP No. N3167Y 103

1	Name of Reporting Persons Enzo Mattioli Ferrari, in his capacity as a trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,894,295[6]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,329,575[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 34.79%[3]
14	Type of Reporting Person (See Instructions) IN

6

18,894,295 common shares held by Trust Piero Ferrari, of which Mr. Mattioli Ferrari serves as trustee and may be deemed to have shared dispositive power. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari.

CUSIP No. N3167Y 103

1	Name of Reporting Persons Franco Ravanetti, in his capacity as a guardian
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,894,295[7]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,329,575[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 34.79%[3]
14	Type of Reporting Person (See Instructions) IN

7

18,894,295 common shares held by Trust Piero Ferrari, of which Mr. Ravanetti serves as guardian and may be deemed to have shared dispositive power. In addition to the common shares indicated above, Trust Piero Ferrari also has bare ownership of 18,892,160 special voting shares of Ferrari.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) (“Exor”), to amend the Schedule 13D filed by Exor S.p.A., a società per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission (“SEC”) on January 3, 2016 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 15, 2016 (“Amendment No. 1”), and relates to the common shares, par value €0.01 per share, of Ferrari N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D, as amended. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

ITEM 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Exor N.V. (“Exor”), (ii) Piero Ferrari, (iii) Trust Piero Ferrari (the “Trust”), (iv) Enzo Mattioli Ferrari (in his capacity as trustee of Trust Piero Ferrari) and (v) Franco Ravanetti (in his capacity as guardian of Trust Piero Ferrari) (Trust Piero Ferrari, Enzo Mattioli Ferrari and Franco Ravanetti, collectively, the “New Reporting Persons”). The filing of this Statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Exor N.V.

(a)-(c) Exor is a Dutch public limited liability company (naamloze vennootschap) and successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor is one of Europe’s largest diversified holding companies. Most of its portfolio is made up of companies active in several sectors, such as the production and sale of industrial and commercial vehicles and of luxury motor vehicles, Italian football, healthcare, editorial and luxury lifestyle. The address of Exor’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS, Amsterdam, The Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A attached hereto.

(d)-(e) During the last five years, neither Exor nor, to the best knowledge of Exor, any of the persons listed in Schedule A, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Piero Ferrari

(a)-(c) Mr. Ferrari’s principal occupation is as Vice Chairman of Ferrari. He also serves as Chairman of HPE-COXA, is a board member and Vice President of Ferretti. His business address is Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

(d)-(e) During the last five years, Mr. Ferrari has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ferrari is a citizen of the Republic of Italy.

Trust Piero Ferrari

(a)-(c) The Trust is a family trust established under Jersey law and having its principal business and principal office at the address of the trustee, being Largo G. Garibaldi, no. 13, Modena (MO), Italy. The Trust is principally engaged in the business of holding, managing and distributing the property of the Trust and proceeds therefrom. Mr. Mattioli Ferrari and Mr. Ravanetti are, respectively, the trustee and the guardian of the Trust. The trustee, with the consent of the guardian, can dispose of the shares of Ferrari held by the Trust to the extent consistent with the purposes of the Trust.

(d)-(e) During the last five years, the Trust has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Enzo Mattioli Ferrari

(a)-(c) Mr. Mattioli Ferrari’s principal occupation is as Sole Director of Ferrari Family Office. His business address is Largo G. Garibaldi n. 13, Modena (MO), Italy. He also serves as CEO of Bacchelli & Villa.

(d)-(e) During the last five years, Mr. Mattioli Ferrari has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mattioli Ferrari is a citizen of the Republic of Italy.

Franco Ravanetti

(a)-(c) Mr. Ravanetti’s principal occupation is as independent advisor mainly in the area of corporate finance. His business address is via Langhirano n. 266, Parma (PR), Italy. He also serves as CEO of Tecno-gaz, Chairman of Istituto Diocesano Sostentamento Clero of Parma, Chairman of the board of statutory auditors of HPE-COXA and standing statutory auditor of High Performance Engineering.

(d)-(e) During the last five years, Mr. Ravanetti has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ravanetti is a citizen of the Republic of Italy.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to include the following:

This Amendment No. 2 relates to the grant of the bare ownership of 18,894,295 common shares and 18,892,160 special voting shares of Ferrari by Mr. Ferrari to the Trust, with a right of usufruct thereon being retained by Mr. Ferrari. On December 12, 2022, Mr. Ferrari, as settlor, established the Trust for the benefit of the beneficiaries indicated in the trust instrument. Pursuant to such trust instrument, Mr. Mattioli Ferrari is the initial trustee of the Trust and Mr. Ravanetti is the initial guardian of the Trust. With effect on the same date, Mr. Ferrari granted to the Trust the bare ownership of 18,894,295 common shares and 18,892,160 special voting shares of Ferrari, retaining a right of usufruct on such shares for the duration of his life, which right of usufruct consists of (i) the voting rights of all such common shares and special voting shares, and (ii) the right of Mr. Ferrari to receive 80% of the dividends and distributions paid on the common shares. The bare ownership of the shares granted to the Trust includes the right to receive 20% of the dividends and distributions paid on the common shares.

Of the total number of common shares referred to above, 2,135 common shares were acquired by Piero Ferrari as compensation for his services as Non-executive Director and Vice-Chairman of Ferrari.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 12, 2022, Mr. Ferrari established the Trust with the purpose of, among other things, ensure the welfare of Mr. Ferrari’s descendants through a unitary long-term strategy in the management of Mr. Ferrari’s equity stake in Ferrari. In connection therewith, on December 16, 2022, Exor, Mr. Ferrari and the Trust entered into an adherence and amendment agreement (the “Adherence and Amendment Agreement”) to the Shareholders Agreement described in the Original 13D and filed as an exhibit thereto.

None of the New Reporting Persons has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of Ferrari, or any disposition of securities of Ferrari; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ferrari or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Ferrari or any of its subsidiaries; (iv) any change in the present board of directors or management of Ferrari, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Ferrari; (vi) any other material change in Ferrari’s business or corporate structure; (vii) any change in Ferrari’s charter or bylaws or other actions which may impede the acquisition of control of Ferrari by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Ferrari; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of Ferrari; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the New Reporting Persons expects to evaluate on an ongoing basis Ferrari’s financial condition and prospects and its interest in, and intentions with respect to, Ferrari. Accordingly, the New Reporting Persons reserve the right to develop, modify or change their respective plans as they deem appropriate. For example, any of the New Reporting Persons may at any time and from time to time (1) acquire additional securities of Ferrari in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, each New Reporting Person may take into consideration various factors, such as Ferrari’s business and prospects, other developments concerning Ferrari, other business opportunities available to the New Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of Ferrari.

Any of the New Reporting Persons or their representatives may conduct discussions from time to time with one another as well as with the other Reporting Persons, with management of the Issuer, the Issuer’s other shareholders and/or other relevant parties, including other companies that operate in the businesses and markets in which the Issuer conducts its businesses, in each case relating to matters that may include the Issuer’s strategic plans, business, financial condition, operations, and capital structure. The New Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As a result of these activities, any of the New Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management, or capital structure of Ferrari as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging Ferrari or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; modifying Ferrari’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by Ferrari; entering into agreements with Ferrari relating to acquisitions of shares in Ferrari by members of management, issuance of options to management, or their employment by Ferrari.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) In respect to the Reporting Persons, rows (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference.

Furthermore, the following persons listed in Schedule A to the Original 13D beneficially own common shares of Ferrari. The holdings below do not include and are separate from common shares held by Exor.

•	Mr. Andrea Agnelli owns 1,122 common shares of record; and

•	Mr. John Elkann owns 25,849 common shares of record.

(b) In respect to the Reporting Persons, rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference.

The persons listed in Schedule A to the Original 13D and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Other than as described in Items 3 and 4 above, neither the Reporting Persons nor any persons listed in Schedule A, have effected any transactions with respect to common shares of Ferrari during the past 60 days.

(d) There are no changes to the information set out in paragraph (d) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

(e) There are no changes to the information set out in paragraph (e) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

On December 16, 2022, Exor, Piero Ferrari and the Trust entered into the Adherence and Amendment Agreement, whereby the Trust became a party to the Shareholders Agreement, in order to effect the adherence by the Trust to the Shareholders Agreement and to amend certain provisions of the Shareholders Agreement. Ferrari is not a party to the Adherence and Amendment Agreement and does not have any rights or obligations thereunder. A copy of the Adherence and Amendment Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Consultation

The consultation rights and obligations set forth in the Shareholders Agreement will continue to apply solely between Exor and Piero Ferrari, and will not apply to the Trust.

The Adherence and Amendment Agreement further provides that, in the event of (i) consolidation upon the Trust of the usufruct on the common shares of Ferrari, as held by Piero Ferrari, and the bare ownership on the common shares of Ferrari, as held by the Trust, or (ii) any other transfer of the usufruct on the common shares of Ferrari, as held by Piero Ferrari, to a Permitted Transferee (as defined in the Shareholders Agreement), the consultation rights and obligations set forth in the Shareholders Agreement shall automatically terminate and cease to have any validity and effect and a new consultation procedure shall automatically come into force and effect between Exor and the relevant Permitted Transferee (including the Trust, if applicable). Such new consultation procedure shall entail no obligation on the parties to reach a common view and each of Exor and the relevant Permitted Transferee (including the Trustee, on behalf of the Trust, if applicable), shall at all times remain free to exercise its voting rights independently.

Pre-emption right in favor of Exor and right of first offer of Piero Ferrari

The Adherence and Amendment Agreement provides that, except for Permitted Transfers (as defined in the Shareholders Agreement), the bare ownership on the common shares of Ferrari, as held by the Trust, and the usufruct on the common shares of Ferrari, as held by Piero Ferrari, shall not be transferred separately. In the event of the joint transfer of such bare ownership and usufruct, the pre-emptive right of Exor, as set out in Article 4 of the Shareholders Agreement, will apply.

The right of first offer set forth in the Shareholders Agreement will be solely in favor of Piero Ferrari; the Trust will not have any rights in connection with such right of first offer.

Succession

The Adherence and Amendment Agreement further provides that, in the event of (i) consolidation upon the Trust of the usufruct on the common shares of Ferrari, as held by Mr. Ferrari, and the bare ownership on the common shares of Ferrari, as held by the Trust, or (ii) any other transfer of the usufruct on the common shares of Ferrari, as held by Mr. Ferrari, to a Permitted Transferee (as defined in the Shareholders Agreement), all rights and obligations pertaining to Piero Ferrari under the Shareholders Agreement other than the consultation rights and obligations described above (and, therefore, including the right of first offer) shall automatically be transferred to the relevant Permitted Transferee (including the Trust, if applicable) to the extent that such provisions cannot be classified as acting in concert provisions within the meaning of the Dutch applicable laws and regulations.

Term

Upon the 5th anniversary of its entry into force (i.e., on 3 January 2021), the Shareholders Agreement was renewed for an additional 5 (five) year period. The Shareholders Agreement is, therefore, currently set to expire on 3 January 2026.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Exhibit 6: Joint Filing Agreement pursuant to Rule 13d-1(k) among Exor, Piero Ferrari, the Trust, Enzo Mattioli Ferrari and Franco Ravanetti.

Exhibit 7: Adherence and Amendment Agreement, by and among Exor, Piero Ferrari and the Trust, dated as of December 16, 2022.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2022

EXOR N.V.

By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Chief Financial Officer

PIERO FERRARI

/s/ Piero Ferrari

TRUST PIERO FERRARI

By:	/s/ Enzo Mattioli Ferrari
	Name:	Enzo Mattioli Ferrari
	Title:	Trustee

ENZO MATTIOLI FERRARI

/s/ Enzo Mattioli Ferrari

FRANCO RAVANETTI

/s/ Franco Ravanetti

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chief Executive Officer

Chairman Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman Stellantis N.V., Singaporestraat 92, 1175 RA Lijnden, the Netherlands;

Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Ernesto Lugaro 15, 10126 Turin, Italy,

Chairman Fondazione Giovanni Agnelli,

Member of the Board of Directors Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Institut Mérieux, 17, rue Bourgelat, 69002 Lyon, France.

Italian citizen

Ajay Banga Chairman and Non-Executive Director

Vice Chairman General Atlantic, 55 E 52nd St, New York, NY 10055, USA;

Chairman International Chamber of Commerce, 33-43 avenue du Président Wilson, 75116 Paris, France;

Director Temasek, 60B Orchard Road #06-18 Tower 2. The Atrium@Orchard, Singapore 238891;

Member Trilateral Commission, PO Box 380810, Cambridge, MA 02238, USA;

US citizen

Co-chair Partnership for Central America, 700, 12th Street, Suite 700, Washington, DC 200005, USA;

Founding Trustee U.S.-India Strategic Partnership Forum, 2550 M St NW, Washington, DC 20037, USA;

Chairman emeritus, American India Foundation, 216 East 45th Street 7th, New York, NY 10017, USA;

Vice Chair, Economic Club of New York, 350 Fifth Avenue Suite 5010, New York, NY 10118, USA.

Alessandro Nasi Non-Executive Director

Director Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Chairman Iveco Defence Vehicles SpA, Via Alessandro Volta, 6-39100 Bolzano, Italy;

Chairman Astra Veicoli Industriali S.p.A., Via Caorsana 79, 29122 Piacenza, Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Director Iveco Group N.V., Via Puglia n. 35, Turin, Italy;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Director GVS S.p.A., Via Roma, 50, 40069 Zona Industriale BO, Italy.

Italian citizen

Marc Bolland Non-Executive Director

Chairman Europe Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director, The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Vice-President Unicef UK, 30a Great Sutton Street, London, EC1V 0DU, UK;

Vice Chairman Consumer Goods Forum, 47-53, rue Raspail, 92300 Levallois-Perret, France.

Dutch citizen

Andrea Agnelli Non-Executive Director

Director Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands;

Non-Executive Director Stellantis N.V., Singaporestraat 92, 1175 RA Lijnden, the Netherlands;

Chairman Juventus Football Club S.p.A., Via Druento 175, 10151 Turin, Italy;

Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale, 142—KM 3.95, 10060 Candiolo TO, Italy;

Vice President Super League, Gate 13, Rowsley Street, Etihad Campus, Manchester, UK.

Italian citizen

Ginevra Elkann Non-Executive Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier, 261, Boulevard Raspail - 75014 Paris, France;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China;

Director Christian Louboutin SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France.

Italian citizen

Melissa Bethell Non-Executive Director

Partner and Managing Partner Atairos Europe, 17 Duke of York Street, London SW1Y 6LB, UK;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK;

Non-Executive Director Diageo Plc, 16 Great Marlborough Street London W1F 7HS, UK.

British citizen

Laurence Debroux Non-Executive Director

Member of the Board of Directors Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark;

Member of the Board of Directors Juventus Football Club S.p.A., Via Druento 175, 10151 Turin, Italy;

Non-Executive Director Kite Insights, The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK;

Member of the Board of Directors Ecole des Hautes Etudes Commerciales Paris, 1 Rue de la Libération, 78350 Jouy-en-Josas, France.

French citizen

Axel Dumas Non-Executive Director	Chief Executive Officer Hermès International, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. (“G.A.”) is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH G.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Board Member	See above in this Schedule A.	Italian citizen

Tiberto Brandolini d’Adda Board Member	Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy	Italian citizen

Alessandro Nasi Board Member	See above in this Schedule A.	Italian citizen

Andrea Agnelli Board Member	See above in this Schedule A.	Italian citizen

Luca Ferrero de’ Gubernatis Ventimiglia Board Member	Self-employed.	Italian citizen

Benedetto Della Chiesa Board Member	—	Italian citizen

Jeroen Preller Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Florence Hinnen Board Member	General Counsel, Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands; Director Exor Nederland N.V., Gustav Mahlerplein 25, 1082, MS Amsterdam, the Netherlands.	Dutch citizen